U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notice of Exempt Solicitation

Submitted pursuant to Rule 14a-6(g)

Amendment No. 5

1.	Name of Registrant:

The MONY Group Inc.

2.	Name of person relying on exemption:

Highfields Capital Management LP

3.	Address of person relying on the exemption:

200 Clarendon Street

51st Floor

Boston, MA 02116

4.	Written materials. The following written materials are attached:

Exhibit 1:    Letter from Highfields Capital to MONY shareholders issued January 29, 2004 (previously filed).

Exhibit 2:    Letter from Highfields Capital to MONY shareholders dated February 5, 2004 (previously filed).

Exhibit 3:    Press Release of Highfields Capital issued February 11, 2004 (previously filed).

Exhibit 4:    Press Release of Highfields Capital issued February 12, 2004 (previously filed).

Exhibit 5:    Letter from Highfields Capital to MONY shareholders dated February 11, 2004 (previously filed).

Exhibit 6:    Press Release of Highfields Capital issued February 17, 2004.